UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38734

Weidai Ltd.

(Translation of registrant’s name into English)

Hongxin Science and Technology Park,

No. 668, Jianshe 3rd Road

Xiaoshan District, Hangzhou

Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Director

This current report on Form 6-K was submitted in connection with changes in the board of directors (the “Board”) of Weidai Ltd. (the “Company”).

Appointment of Mr. Yin Zhang as a director of the Company (the “Director”)

On October 18, 2024, the Board appointed Mr. Yin Zhang as a Director of the Company, effective immediately. Mr. Yin Zhang will also serve as a member and the chairman of the audit committee of the Board.

Before joining Weidai Ltd., Mr. Yin Zhang worked as a full-time lawyer at several law firms, including Zhejiang Zeenyin Law Firm, Zhejiang Dengyun Law Firm and Zhejiang Chuanheng Law Firm, from 2019 to 2024. Mr. Yin Zhang obtained his bachelor degree of law from Zhejiang University of Technology in 2019.

Resignation of Mr. YUEN Poi Lam William as a Director

On October 18, 2024, Mr. YUEN Poi Lam William resigned from his position as a Director of the Company due to personal reasons. In connection with his resignation, he will also step down as a member and the chairman of the audit committee of the Board. Mr. YUEN Poi Lam William’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Hong Yao, the chairman of the Board and the chief executive officer of the Company, would like to warmly thank Mr. YUEN Poi Lam William for his contribution and commitment to the Board’s work throughout his time in office, and wish him success in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.

	By:	/s/ Hong Yao
	Name:	Hong Yao
	Title:	Chairman and Chief Executive Officer

Date: October 25, 2024